December 27, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Austin Pattan

Re:	Aetherium Acquisition Corp.
Registration Statement on Form S-1, as amended
File No. 333-258072

Dear Mr. Pattan:

As the underwriter of the proposed offering of Aetherium Acquisition Corp. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:30 p.m., Eastern Time, on December 29, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, through December 27, 2021, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated December 23, 2021, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

EF HUTTON, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

cc: Wei Wang, Esq., Ellenoff Grossman & Schole LLP

Janeane R. Ferrari, Esq., Loeb & Loeb LLP

[Underwriter Signature Page to Acceleration Request]